Filed Pursuant to Rule 424(b)(2)
SEC File No. 333-196804

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, $0.25 par value per share	10,350,000 shares	$23.75	$245,812,500	$31,661

(1)	Assumes exercise in full of the underwriters’ option to purchase up to 1,350,000 additional shares of common stock.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated June 16, 2014)

9,000,000 Shares

Kindred Healthcare, Inc.

Common Stock

We are offering 9,000,000 shares of our common stock, par value $0.25 per share.

We have also granted the underwriters an option to purchase up to an additional 1,350,000 shares of our common stock from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover over-allotments, if any.

Investing in our common stock involves risks that are described in the “Risk Factors” section on page S-9 of this prospectus supplement and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2013, as such discussion may be amended or updated in other reports filed by us with the Securities and Exchange Commission (the “SEC”), which is incorporated by reference herein.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us
Per Share	$23.750000	$1.009375	$22.740625
Total	$213,750,000	$9,084,375	$204,665,625

Our common stock trades on the New York Stock Exchange under the symbol “KND.” On June 19, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $24.37 per share.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of our common stock will be ready for delivery on or about June 25, 2014.

Joint Book-Running Managers

Citigroup	Morgan Stanley

Co-Managers

PNC Capital Markets LLC	Wells Fargo Securities

Prospectus supplement dated June 19, 2014

Prospectus Supplement

We are responsible for the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any related free writing prospectus we prepare or authorize is accurate as of any date other than the date of the document containing the information.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described in the accompanying prospectus under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The information we have included in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since any such dates.

In this prospectus supplement, unless otherwise specified or the context requires otherwise, references to “we,” “us,” “our,” the “Company” and “Kindred” are references to Kindred Healthcare, Inc. and its consolidated subsidiaries.

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SUMMARY

Our Company

General

Kindred Healthcare, Inc. is a healthcare services company that through its subsidiaries operates transitional care (“TC”) hospitals, inpatient rehabilitation hospitals (“IRFs”), nursing centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States.

We are organized into four operating divisions: the hospital division, the nursing center division, the rehabilitation division and the care management division.

The hospital division operates TC hospitals and IRFs. The nursing center division operates nursing centers and assisted living facilities. The rehabilitation division provides rehabilitation services primarily in hospitals and long-term care settings. The care management division primarily provides home health, hospice and private duty services to patients in a variety of settings, including homes, nursing centers and other residential settings. We believe that the independent focus of each division on the unique aspects of its business enhances its ability to improve the quality of its operations and achieve operating efficiencies.

Based upon the authoritative accounting guidance for business segments, our operating divisions represent five reportable operating segments: (1) hospitals, (2) nursing centers, (3) skilled nursing rehabilitation services (“SRS”), (4) hospital rehabilitation services (“HRS”) and (5) home health and hospice services. The SRS and HRS operating segments are both contained within the rehabilitation division, while home health and hospice services are contained within the care management division.

All financial and statistical information presented or incorporated by reference in this prospectus supplement reflects the continuing operations of our businesses for all periods presented unless otherwise indicated.

Competitive Strengths

We believe that several competitive strengths support our business strategy, including:

Diversified service offerings allow us to Continue the Care® across the post-acute continuum.    We have a diversified portfolio of service offerings including TC hospitals, IRFs, nursing centers, contract rehabilitation services, home health and hospice operations. We focus on offering our diverse services through Integrated Care Markets, which allows us to coordinate and manage the continuum of care for our patients, reduce lengths of stay, implement physician services strategies, prevent avoidable re-hospitalizations and reduce costs. This array of services across our four operating divisions creates multiple earnings streams and avenues for growth and development.

Well positioned for bundled or episodic payment environment.    As healthcare reform continues to be implemented, we believe that healthcare providers that can operate with scale across the continuum of care will have a competitive advantage in an episodic payment environment. Our diversified service offerings across our four operating divisions enable us to do this effectively and to participate with other healthcare providers in determining the most appropriate setting for patients as they continue their care throughout a post-acute episode. As a leading provider in four critical segments of the post-acute continuum, we are well positioned to deliver the right care at the right site of service. We also are positioned to become a valuable partner to short-term acute care hospitals and managed care organizations, which are seeking to increase care coordination, reduce re-hospitalizations, reduce lengths of stay, more effectively manage healthcare costs and develop new care delivery and payment models.

Strong asset base including owned real estate.    We have been focused on adding high quality assets to our balance sheet through opportunistic acquisitions and the development of TC hospitals and transitional care centers (licensed as nursing centers). We own the real estate of 17 TC hospitals, one IRF, 28 nursing centers and two assisted living facilities as of March 31, 2014, a significant increase from the 16 facilities we owned in 2006. We also have taken steps to reduce our lease portfolio and exit 114 leased nursing centers through recent transactions with Ventas, Inc. (“Ventas”). We believe that over time increased facility ownership and reduced lease obligations will improve our future growth and profitability.

Strong cash flow generation.    We have demonstrated the ability to generate strong operating cash flows in a highly regulated environment. Our operating cash flows offer opportunities to fund our acquisition and development strategies, as well as reduce our leverage over time. In addition, we initiated a cash dividend to our shareholders in 2013, which reflects confidence in our ability to generate meaningful and sustainable free cash flows.

Our Strategy

We believe that we are the largest diversified post-acute healthcare provider in the United States, and accordingly, are well-positioned to grow and succeed in what will be an increasingly integrated healthcare delivery system. Our core strategy is to provide superior clinical outcomes and quality care with an approach that is patient-centered and focused on lowering costs by reducing lengths of stay in short-term acute care hospitals and transitioning patients to their homes at the highest possible level of function, thereby preventing avoidable re-hospitalizations.

The key elements of our business strategy include:

Providing quality, clinical-based care with a focus on operating efficiency.    We are committed to maintaining and improving the quality of our patient care by dedicating appropriate resources at each site of service and continuing to refine our clinical initiatives and objectives. We are implementing technology enhancements and clinical protocols that will promote best practices and improve the operating efficiency of our caregivers. We are continuing our Company-wide program to re-engineer processes, improve efficiencies and focus on the provision of shared services across our divisions that will help us reduce costs while maintaining quality patient care.

Expanding presence in home health and hospice business.    We continue to expand our presence in the home health and hospice business, and provide services in 157 locations in 13 states as of March 31, 2014. In December 2013, we completed the acquisition of Senior Home Care, Inc., which added 47 home health locations in Florida and Louisiana. In August 2012, we completed the acquisition of IntegraCare Holdings, Inc., which significantly expanded the scope of our operations into Texas. In addition, we have committed significant resources to develop a senior management team for these growing operations and have implemented a standardized information technology platform across all sites of services, both of which will enable and support future growth. We intend to continue expanding our home health and hospice operations through additional acquisitions, joint ventures and de novo site development, particularly in our Integrated Care Markets.

Developing care management capabilities.    In August 2013, we announced the creation of a new care management division to improve care transitions and patient outcomes by further developing capabilities to deliver integrated care across various care settings. Our care management division is expected to develop programs that will enable us and our partners to better manage episodes of care, create more seamless transitions between care settings and improve patient satisfaction, thereby reducing lengths of stay and re-hospitalizations at a lower cost to Medicare and other payors. Our care management division includes our home health and hospice business, and is responsible for expanding this business, as well as leveraging our service offerings as we develop and support care models, including medical homes and accountable care organizations that meet consumer preference and support integrated care delivery. The new division will grow our home health and hospice business, test new delivery and payment models and develop capabilities to support our Integrated Care Markets and Continue the Care® strategy. These capabilities are expected to include (1) physician coverage across sites of service, (2) care managers to improve care transitions, (3) information sharing and information technology connectivity, (4) tools to ensure appropriate patient placement and (5) condition-specific clinical programs and outcome measures.

Growing through development of Integrated Care Markets.    Our operating divisions are increasingly focused on enabling our patients to Continue the Care® during an episode of care at a Kindred facility or site of service in markets where we operate multiple facilities or sites of service. We have designated 22 markets across the United States as current or potential Integrated Care Markets. These Integrated Care Markets allow our caregivers to coordinate and manage the continuum of care for our patients, as well as implement physician services strategies. The Integrated Care Markets provide opportunities to improve quality and patient satisfaction, lower hospital re-admissions, increase volumes and lower costs.

During the last few years, we have focused our development activities on expanding our Integrated Care Markets. In addition to the significant expansion of our home health and hospice operations discussed above, we continue to grow our transitional care centers and hospital-based sub-acute units. During 2013, we began construction of a 100-bed transitional care center in Indianapolis, Indiana, which should open in the second half of 2014, as well as a new 120-bed transitional care center in Phoenix, Arizona and a 160-bed transitional care center in Las Vegas, Nevada, each of which should open in the second half of 2015. Also during 2013, we opened a TC hospital that is co-located within a host hospital (a “HIH”) in St. Louis, Missouri with 54 beds. In 2012, we opened a 30 bed co-located sub-acute unit in our Seattle TC hospital, completed the construction of a new freestanding IRF with 46 licensed beds in Humble, Texas and opened a newly constructed, freestanding replacement IRF with 50 licensed beds in Austin, Texas.

Improve capital structure and enhance shareholder returns.    We seek to improve our capital structure through the purchase of our leased facilities which enhances our operating flexibility, reduces our more expensive leased obligations and allows us to dispose of non-strategic or underperforming assets. During 2013, we acquired the real estate related to our Tampa TC hospital and our Indianapolis transitional care center for an aggregate consideration of $35 million. We also signed a definitive agreement to acquire nine additional leased nursing centers for $83 million, seven of which were acquired in the fourth quarter of 2013. Finally, we initiated a quarterly dividend of $0.12 per share in the third quarter of 2013 that reflects confidence in our ability to generate meaningful and sustainable free cash flows.

Corporate Information

Kindred Healthcare, Inc. is headquartered in Louisville, Kentucky and was incorporated in 1998. Our principal office is located at 680 South Fourth Street, Louisville, Kentucky 40202, and our telephone number is (502) 596-7300. Our website is www.kindredhealthcare.com. The information on, or accessible through, our website is not part of this prospectus supplement or the accompanying prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement and the accompanying prospectus.

Recent Developments

Gentiva Acquisition

We are seeking to acquire Gentiva Health Services, Inc. (“Gentiva”), a Delaware corporation that provides home health, hospice and community care services throughout most of the United States. Gentiva common stock (together with the associated preferred share purchase rights, the “Gentiva Shares”) is traded on the Nasdaq Global Select Market under the symbol “GTIV.” On May 5, 2014, we made a proposal to Gentiva’s board of directors to acquire all of the Gentiva Shares for $14.00 per share. We proposed consideration of 50% stock and 50% cash, and we offered to increase the cash consideration to 100%. We made that proposal public on May 15, 2014. The board of directors of Gentiva responded that it was not interested in pursuing a transaction with us, and on May 21, 2014, it adopted a shareholder rights plan, commonly known as a “poison pill,” to distribute preferred share purchase rights to the holders of Gentiva Shares. On May 27, 2014, we reiterated our proposal to acquire all the Gentiva Shares for total consideration valued at $14.00 per share.

We launched a tender offer (the “Tender Offer”) to purchase all of the Gentiva Shares for $14.50 per share in cash. We commenced the Tender Offer on June 17, 2014, upon the terms and subject to the conditions set forth in an Offer to Purchase related to the Tender Offer. The aggregate purchase price for all the Gentiva Shares at the Tender Offer price would be approximately $573 million, on a fully diluted basis. If, at the initial expiration of the Tender Offer, the minimum tender condition is satisfied, but not all of the other conditions to the Tender Offer are satisfied, we currently intend to reduce the number of Gentiva Shares subject to the Tender Offer to a number equal to 14.9% of the outstanding Gentiva Shares (or, if the antitrust condition to the Tender Offer has not been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended) and to extend and waive certain conditions to the Tender Offer. The aggregate purchase price for 14.9% of the outstanding Gentiva Shares at the Tender Offer price would be approximately $80 million.

We continue to seek a negotiated merger with Gentiva that would provide Gentiva shareholders with a mix of cash and Kindred common stock. We cannot assure you that we will consummate the Tender Offer or otherwise succeed in acquiring Gentiva on the terms we have proposed, or at all. The consummation of this offering is not contingent upon the completion of the Tender Offer or on reaching an agreement to acquire Gentiva, and the consummation of the Tender Offer is not contingent upon the completion of this offering. Nothing in this prospectus supplement or the accompanying prospectus should be construed as an offer to purchase any of the Gentiva Shares.

Rationale for Gentiva Acquisition

Expand our presence in home health and hospice business, furthering Kindred’s position as a premier post-acute care service provider.    We expect that the proposed acquisition of Gentiva would continue to expand our care management division, and further solidify Kindred as a leader within the home health and hospice industry. As of March 31, 2014, we provided service in 157 locations in 13 states. The proposed transaction would allow us to solidify and extend our leadership in post-acute care, with a continued presence in 47 states supported by more than 110,000 employees. By leveraging Gentiva’s home health and hospice capabilities, we intend to create a service platform that would create more seamless transitions between care settings—from hospital to outpatient facility to the patient’s own home—and improve patient satisfaction, thereby reducing lengths of stay and avoidable re-hospitalizations at a lower cost to Medicare and other payors.

Expand our presence and density in Integrated Care Markets and further advance our Continue the Care® strategy.    During the last few years, we have focused our development activities on expanding our Integrated Care Markets. Integrating Gentiva’s home health, hospice and community care services would expand and enhance our presence in Integrated Care Markets, deepening Kindred’s leadership in coordinating and delivering high quality care at a lower cost. The acquisition of Gentiva would allow us to provide greater access to more efficient, cost-effective patient care. Our operating divisions are also increasingly focused on enabling our patients to Continue the Care® during an episode of care at a Kindred facility or site of service in markets where we operate multiple facilities or sites of service. We believe our proposal for Gentiva represents an important opportunity to advance and accelerate our Continue the Care® strategy.

Financially attractive and accretive acquisition.    We expect the enhanced scale and capabilities of the combined company to deliver revenue, cost and capital structure synergies that will produce earnings and cash flow accretion. Kindred has a history of successfully integrating acquisitions and achieving synergies. We believe Gentiva represents an opportunity to build on this track record of success.

Well-positioned to take advantage of current trends in the American healthcare system.    We believe the Gentiva acquisition would enhance and diversify our business, strengthen our operations and position us to benefit from a healthcare delivery model that is trending towards a more patient-centered, outcome-based approach, with an emphasis on post-acute care services. The combination of our two companies would also allow us to further implement our strategy to create value and risk-based payment models, and become an even better partner with accountable care organizations and managed care organizations around the country. Together, we anticipate accelerating value-based care through our combined national platform as well as the adoption of best practices in innovation and clinical care in more local communities. We believe that the combined company would be well-positioned to grow and succeed in what will be an increasingly integrated healthcare delivery system in a favorable demographic environment.

See “Risk Factors” and “Note Regarding Forward-Looking Statements” for risks, uncertainties and other factors that may influence the outcome of the Tender Offer and/or our acquisition of Gentiva.

The Offering

Common stock offered by Kindred	9,000,000 shares.

Common stock to be outstanding after this offering	63,788,575 shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $204.1 million, after deducting estimated underwriting discounts and commissions and offering expenses. We intend to use the net proceeds of this offering to finance our proposed acquisition of Gentiva, if it is completed. If we do not acquire Gentiva, we intend to use the net proceeds of this offering to finance other potential acquisitions or for general corporate purposes, including paying down our existing indebtedness. See “Use of Proceeds.”

Underwriters’ option to purchase additional shares	We have also granted the underwriters an option to purchase up to an additional 1,350,000 shares of our common stock from us for 30 days after the date of this prospectus supplement to cover over-allotments, if any.

Risk factors	Investing in our common stock involves risk. See “Risk Factors” included in this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	KND

Except as otherwise noted, information about our common stock in this prospectus supplement:

•	is based on 54,788,575 shares of our common stock outstanding as of May 31, 2014;

•	excludes 839,165 shares of our common stock reserved for future issuance under our equity incentive plans currently in effect as of May 31, 2014;

•	excludes 598,103 shares of our common stock issuable upon the exercise of options outstanding as of May 31, 2014, at a weighted average exercise price of $20.90 per share; and

•	assumes the underwriters do not exercise their option to purchase additional shares from us.

Summary Consolidated Financial Information

The table below sets forth our summary consolidated historical financial information for the periods indicated. The summary financial data presented below for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements, incorporated by reference in this prospectus supplement. The summary financial data for the three months ended March 31, 2014 and 2013 and as of March 31, 2014 have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments of a normal recurring nature to provide a fair statement of the results for the reporting periods presented. Results for interim periods are not necessarily indicative of results that might be expected for any other interim period or for an entire year.

The summary consolidated financial information presented below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto, all included in our Annual Report on Form 10-K for the year ended December 31, 2013, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated financial statements and the notes thereto, all included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Three months ended March 31,
(in thousands)	2013	2012	2011	2014	2013
Consolidated operating data:

Revenues:
Hospital division	$2,521,649	$2,604,925	$2,265,106	$657,453	$671,206
Nursing center division	1,089,760	1,092,416	1,107,976	281,572	275,141
Rehabilitation division:
SRS	991,790	1,003,002	762,128	253,285	257,884
HRS	286,613	293,580	200,824	73,964	74,523
Care management division	224,927	143,340	60,736	87,704	51,621
Eliminations	(214,229)	(208,754)	(184,244)	(54,421)	(54,716)

Total	$4,900,510	$4,928,509	$4,212,526	$1,299,557	$1,275,659

Income (loss) from continuing operations:
Operating income (loss):
Hospital division	$523,156	$562,224	$457,867	$146,895	$149,698
Nursing center division	135,362	141,258	155,672	39,095	29,844
Rehabilitation division:
SRS	36,696	67,960	49,833	17,358	12,373
HRS	73,925	69,745	43,731	19,820	18,132
Care management division	9,963	13,708	3,103	4,697	2,786
Corporate:
Overhead	(176,495)	(179,063)	(174,800)	(44,050)	(45,585)
Insurance subsidiary	(1,914)	(2,127)	(2,306)	(406)	(509)
Impairment charges	(77,193)	(108,953)	(73,554)	(74)	(187)
Transaction costs	(2,112)	(2,231)	(50,706)	(683)	(944)

Operating income	521,388	562,521	408,840	182,652	165,608
Rent	(318,077)	(310,178)	(281,330)	(82,474)	(77,957)
Depreciation and amortization	(157,329)	(162,685)	(128,875)	(40,210)	(42,249)
Interest, net	(103,998)	(106,878)	(79,912)	(25,624)	(28,084)

Income (loss) before income taxes	(58,016)	(17,220)	(81,277)	34,344	17,318
Provision (benefit) for income taxes	(13,204)	29,707	(14,041)	13,102	6,481

	$(44,812)	$(46,927)	$(67,236)	$21,242	$10,837

	As of December 31,		As of March 31, 2014
(in thousands)	2013	2012
Consolidated balance sheet data:
Cash and cash equivalents	$35,972	$50,007	$49,048
Accounts receivable less allowance for loss of $41,025, $23,959 and $44,397, respectively	916,529	1,038,605	979,598
Property and equipment, net	926,575	1,143,126	930,203
Total assets	3,945,869	4,237,946	3,996,306
Total liabilities	2,824,653	2,945,102	2,870,405
Total equity	1,121,216	1,292,844	1,125,901

	Year ended December 31,			Three months ended March 31,
	2013	2012	2011	2014	2013
Operating data
Hospital division data:
Hospitals in operation at end of period	106	106	107	105	105
Licensed beds at end of period	7,530	7,484	7,474	7,539	7,453
Admissions	56,602	59,462	52,105	14,880	14,972
Patient days	1,534,651	1,596,108	1,425,148	397,867	404,377
Average length of stay	27.1	26.8	27.4	26.7	27.0
Revenues per admission	$44,551	$43,808	$43,472	$44,184	$44,831
Revenues per patient day	$1,643	$1,632	$1,589	$1,652	$1,660
Medicare case mix index (discharged patients only)	1.17	1.17	1.18	1.17	1.18
Average daily census	4,205	4,361	3,905	4,421	4,493
Occupancy %	63.0	65.6	65.5	66.7	67.9
Nursing center division data:
Facilities in operation at end of period:
Nursing centers:
Owned or leased	96	96	97	95	96
Managed	4	4	4	4	4
Assisted living facilities	6	6	6	6	6
Licensed beds at end of period:
Nursing centers:
Owned or leased	12,153	12,153	12,159	12,018	12,153
Managed	485	485	485	485	485
Assisted living facilities	341	341	413	341	341
Patient days(a)	3,804,676	3,914,321	3,971,758	936,123	958,486
Revenues per patient day(a)	$287	$279	$279	$301	$287
Average daily census(a)	10,424	10,695	10,882	10,401	10,650
Admissions(a)	41,442	41,917	41,080	10,424	11,044
Occupancy %(a)	81.4	83.3	84.8	81.2	83.3
Medicare average length of stay(a,b)	31.0	31.0	31.9	29.8	30.2
SRS:
Revenue mix %:
Company-operated	12	11	14	12	11
Non-affiliated	88	89	86	88	89
Sites of service (at end of period)	1,806	1,726	1,774	1,851	1,729
Revenue per site	$565,883	$580,357	$535,398	$136,837	$149,152
HRS:
Revenue mix %:
Company-operated	33	33	37	32	32
Non-affiliated	67	67	63	68	68
Sites of service (at end of period):
Inpatient rehabilitation units	104	105	102	105	103
Long-term acute care (“LTAC”) hospitals	121	123	115	121	123
Sub-acute units	10	21	25	10	8
Outpatient units	144	119	115	143	98
Other	—	5	8	—	—

	379	373	365	379	332

Revenue per site	$831,914	$799,585	$783,412	$195,157	$224,466

(a)	Excludes managed facilities.
(b)	Computed by dividing total Medicare discharge patient days by total Medicare discharges.

RISK FACTORS

Investing in our common stock involves risks. You should consider carefully the following risks and other risks and uncertainties described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as such discussion may be amended or updated in other reports filed by us with the SEC, and in other documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risk Factors Relating to the Offering and Ownership of Our Common Stock

The market price of our common stock may fluctuate significantly, and it may trade at prices below the price at which you purchased them.

The market price of our common stock following this offering may fluctuate significantly from time to time as a result of many factors, including, but not limited to:

•	regulatory and/or reimbursement changes applicable to our business;

•	quarterly or other periodic variations in operating results;

•	adverse outcomes from litigation and/or government, regulatory or internal investigations;

•	changes in financial estimates and recommendations by securities analysts;

•	general economic conditions;

•	operating and stock price performance of other companies that investors may deem comparable;

•	press releases or negative publicity relating to our competitors or us or relating to trends in healthcare;

•	sales of stock by insiders;

•	changes in our credit ratings;

•	natural disasters, terrorist attacks and pandemics; and

•	limitations on our ability to repurchase our common stock.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the price at which you purchased them. In addition, security holders often institute class action litigation following periods of volatility in the price of a company’s securities. If the market value of our common stock experiences adverse fluctuations and we become a party to this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to decline.

Future sales of our shares could adversely affect the market price of our common stock.

Future sales of substantial amounts of our common stock in the public market following this offering, whether by us or our existing stockholders, or the perception that such sales could occur, may adversely affect the market price of our common stock, which could decline significantly. Sales by our existing shareholders might also make it more difficult for us to raise equity capital by selling new common stock at a time and price that we deem appropriate.

We, along with each of our executive officers and directors have agreed to a 60-day lock-up agreement with the underwriters that prohibits the offer, pledge or sale of, or entering into any transaction that is designed to, or might reasonably be expected to, dispose of or transfer, any of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, among other restrictions, for a period of 60 days following the date of this prospectus supplement. However, this lock-up agreement is subject to several exceptions, and the joint book-running managers in their sole discretion may release any of the securities subject to the lock-up, at any time without notice.

Our management will have broad discretion over the use of the net proceeds from this offering.

Our management will have broad discretion to direct the net proceeds from this offering, which may include general corporate purposes, and could spend the net proceeds in ways with which you may not agree. General corporate purposes may include working capital, repayment of outstanding indebtedness, general and administrative expenses, capital expenditures and future acquisitions. See “Use of Proceeds.” Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity, as part of your investment decision, to evaluate the economic, financial or other information upon which our management bases its decisions.

We may not be able to continue paying a regular dividend and the failure to do so could adversely affect our stock price.

Our ability to continue paying regular dividends is based on many factors, including the success of our operations, the level of demand for our services, the level of payments for our services, changes in healthcare regulations and our liquidity needs that may vary substantially from our estimates. Many of these factors are beyond our control and a change in any such factor could affect our ability to pay or maintain dividends. In addition, terms of our existing credit facilities and the indenture governing the 6.375% senior notes due 2022 limit our ability to pay dividends to stockholders, and may prevent future dividends if we are in default under any of those agreements. Any additional debt we incur or assume in connection with an acquisition, including the Gentiva acquisition, may contain similar restrictions, and the resulting increase in level of indebtedness may limit our ability to pay dividends under the existing agreements. Our failure to continue paying regular dividends could adversely affect our stock price.

Risk Factors Relating to Acquisitions

There can be no assurance that we will consummate the Tender Offer or otherwise succeed in acquiring Gentiva on the terms or timetable currently proposed or at all.

While we intend to use the net proceeds from this offering to finance our proposed acquisition of Gentiva, if it is completed, no assurance can be given that the Tender Offer or the acquisition of Gentiva will be completed when expected, on the terms proposed or at all.

Although we continue to seek a negotiated merger with Gentiva, the board of directors of Gentiva has repeatedly responded that it is not interested in pursuing a transaction with us, and on May 21, 2014, it adopted a shareholder rights plan (commonly known as a “poison pill”) to distribute one preferred share purchase right for each outstanding Gentiva Share. We will not acquire more than 14.9% of the Gentiva Shares unless the shareholder rights plan is withdrawn, and Gentiva’s board of directors might not agree to do so. It may also identify a competing bidder, with which it may choose to negotiate rather than with us. As a result of these or other factors, the Tender Offer and our acquisition of Gentiva may not be completed.

Even if the Tender Offer is completed or we otherwise acquire Gentiva, it may be on terms less favorable to us than the terms we have proposed, and it may be delayed significantly from the timetable we currently contemplate. If we succeed in acquiring Gentiva Shares in the Tender Offer, we may not succeed in completing the acquisition, in which case the Gentiva Shares we acquire may decrease significantly in value. If we succeed in signing a definitive agreement to acquire Gentiva, that agreement would be subject to customary closing conditions, and there can be no assurance that the conditions to closing will be satisfied or waived or that other events will not intervene to delay or prevent the closing of the acquisition. A delay in closing, or a failure to complete the acquisition, could have a negative impact on our business and the trading price of our common stock. Whether or not we complete the Tender Offer or otherwise acquire Gentiva, we will incur substantial nonrecurring transaction costs in connection with our attempts to consummate these transactions.

The consummation of this offering is not contingent upon the completion of the Tender Offer or on our reaching agreement to acquire Gentiva. Our management will have broad discretion over the use of the net proceeds from this offering if either the Tender Offer or the acquisition of Gentiva is not completed. See “Risk Factors Relating to the Offering and Ownership of Our Common Stock—Our management will have broad discretion over the use of the net proceeds from this offering.”

If we acquire Gentiva, we will significantly increase the level of our indebtedness and we might issue additional common stock.

If we are successful in completing the acquisition of Gentiva, the consolidation of Gentiva will significantly increase the amount of our consolidated indebtedness. Gentiva reported in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 that it had $1,165 million in consolidated indebtedness as of such date. While we expect to refinance substantially all of such indebtedness in connection with the acquisition, such an increase in indebtedness could adversely affect the operations of the combined company and may restrict our ability to raise additional capital on terms favorable to us or at all. See “Risk Factors Relating to Our Indebtedness” in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference herein.

In addition, it is possible that we will issue additional shares of our common stock to pay part of the consideration in an acquisition of Gentiva, either pursuant to an amendment of the Tender Offer or pursuant to an agreement with Gentiva. Although our lock-up agreement with the underwriters restricts us from issuing new shares of common stock for a period of 60 days following the date of this prospectus supplement, such restriction may be waived by the joint book-running managers in their sole discretion at any time without notice. Any future issuance of common stock may dilute the value of our outstanding common stock, including the shares of our common stock you purchase in this offering.

In making our proposal to acquire Gentiva, we have only conducted a review of Gentiva’s publicly available information and have not had access to Gentiva’s non-public information. Therefore, if we complete the acquisition of Gentiva, we may become subject to unknown financial and regulatory liabilities of Gentiva which may have a material adverse effect on our profitability, financial condition and results of operations.

In making our proposal to acquire Gentiva, we have only conducted a due diligence review of Gentiva’s publicly available information. The consummation of the Gentiva acquisition may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under Gentiva’s agreements that are not publicly available. As a result, if our proposal is consummated, we may be subject to unknown liabilities of Gentiva, which may have a material adverse effect on our profitability, financial condition and results of operations.

In addition, an acquisition of Gentiva may also permit a counterparty to an agreement with Gentiva to terminate that agreement because completion of an acquisition of Gentiva would cause a default or violate an anti-assignment, change of control, non-compete or similar clause. If this happens, we may have to seek to replace that agreement with a new agreement. We cannot assure you that we will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Gentiva’s business, failure to replace that agreement on similar terms or at all may increase our costs of operating Gentiva’s business or prevent us from operating part or all of Gentiva’s business following an acquisition.

Further, the home health and hospice businesses are highly regulated and are subject to compliance with federal and state laws and regulations, including those governing the Medicare and Medicaid programs. These include fraud and abuse laws (such as anti-kickback statutes, physician referral laws, and false claims acts), laws regulating privacy of health information, conditions of participation and requirements regarding medical necessity of services. Accordingly, home health and hospice businesses may be subject to government reviews, audits and investigations (including whistleblower suits). Because our due diligence review was limited to publically available information, if our proposal is consummated, we may be subject to unknown liabilities under these laws and regulations, which could have a material adverse effect on our profitability, financial condition and results of operations.

In respect of all information relating to Gentiva presented in, incorporated by reference into or omitted from, documents that we may file with the SEC, we have relied upon publicly available information, including information publicly filed by Gentiva with the SEC. We were not involved in the preparation of such information and statements. Any financial, operating, regulatory or other information regarding Gentiva that may be detrimental to us following our acquisition of Gentiva that has not been publicly disclosed by Gentiva, or errors or omissions in our analysis of the Gentiva acquisition due to the lack of access to Gentiva, may have an adverse effect on our financial condition or the benefits we expect to achieve through the consummation of the acquisition.

Acquiring Gentiva would substantially increase the scale of our company, which will change the risks to which we are subject.

Gentiva is a large and complex company that would add significantly to the size and scale of our operations if we are successful in closing the acquisition. Gentiva reported in its annual report on Form 10-K for the year ended December 31, 2013 that it had $1,726 million in net revenues for 2013 and $1,262 million in total assets at December 31, 2013. It also reported that it has made numerous acquisitions and operates at approximately 550 locations in 40 states, which could expose us to increased integration, operational, employee management and regulatory risks. We have not had an opportunity to conduct a due diligence investigation of Gentiva, and in evaluating the acquisition and considering the price we are prepared to pay, we have relied on publicly available information. We consequently cannot identify with certainty all the risks to which the acquisition of Gentiva may expose us or the effects it may have on the price of our shares or on the long-term value of our company, including any risks related to Gentiva’s compliance with healthcare laws and regulations, contractual obligations and leases and those related to changes in payor mix, including Medicare.

Any acquisition, investment or strategic alliance that we have made or may make in the future may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

Independently of the proposed acquisition of Gentiva, we intend to continue to selectively pursue strategic acquisitions of, investments in, and strategic alliances with, hospitals, IRFs, nursing centers, rehabilitation operations, and home health and hospice operations, particularly where an acquisition may assist us in scaling our operations more rapidly and efficiently than internal growth. Acquisitions, including the Gentiva acquisition, may involve significant cash expenditures, debt incurrence, additional operating losses, amortization of certain intangible assets of acquired companies, dilutive issuances of equity securities and expenses that could have a material adverse effect on our business, financial position, results of operations and liquidity.

Acquisitions, investments and strategic alliances involve numerous risks. These risks include:

•	limitations on our ability to identify acquisitions that meet our target criteria and limitations on our ability to complete such acquisitions on reasonable terms and valuations;

•

limitations on our ability to access equity or capital to fund acquisitions, including difficulty in obtaining financing for acquisitions at a reasonable cost, or that such financing will contain restrictive covenants that limit our operating flexibility or ability to access additional capital when needed;

•	entry into markets or businesses in which we may have limited or no experience;

•	difficulties integrating acquired operations, personnel and information systems, and in realizing projected efficiencies and cost savings, particularly in the case of significant acquisitions;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired companies;

•	inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for the failure to comply with healthcare laws;

•

the possibility that we may have failed to discover liabilities of an acquired company during our due diligence investigation as part of any acquisition for which we, as a successor owner, may be responsible;

•	obligations that we may have to joint venture partners and other counterparties of an acquired company that arise as a result of a change in control of an acquired company;

•	obligations that we have to holders of our debt securities and to our lenders under our existing credit facilities, including our obligations to comply with financial covenants; and

•	impairment of acquired goodwill and intangible assets.

Acquisitions and other strategic opportunities may negatively impact our business, financial position, results of operations and liquidity.

We continue to seek acquisitions and other strategic opportunities for each of our businesses, particularly where we believe an acquisition or strategic opportunity may assist us in scaling our operations more rapidly and efficiently than internal growth. Accordingly, we are often engaged in evaluating potential transactions and other strategic alternatives, some of which may be significant in size, and we may engage in preliminary discussions that may result in one or more transactions. Our business, short-term and long-term financial position, results of operations and liquidity may be impacted if we announce or complete any such transaction or if we incur substantial costs or other losses in connection with any such transaction, whether or not it is completed. Moreover, although we intend to enter into transactions that enhance long-term shareholder value, our ability to achieve this objective would be subject to integration risks, the ability to retain and attract key personnel, the ability to realize synergies and other risks, all of which would be more material with transactions of significant size.

In addition to acquisitions, we also may pursue strategic opportunities involving the construction of new hospitals or nursing centers. The construction of new facilities involves numerous risks, including construction delays, cost over-runs, and the satisfaction of zoning and other regulatory requirements. We may be unable to operate newly constructed facilities profitably and such facilities may involve significant cash expenditures, debt incurrence, additional operating losses, and expenses that could have a material adverse effect on our business, financial position, results of operations and liquidity.

We operate 14 of our facilities and one home health agency through joint ventures with unrelated parties. We are the majority owner of each of those joint ventures. We may enter into additional joint ventures with unrelated parties in the future to acquire, own or operate hospitals, IRFs, nursing centers and/or home health and hospice services. Although, we typically control the day-to-day activities of these joint ventures, the joint venture agreements with our partners often include provisions reserving certain major actions for super-majority approval. Failure to obtain, or delays or substantial time and costs involved in obtaining, our partners’ approval rights, if any, could adversely affect our ability to operate such joint ventures, and could have a material adverse effect on such ventures or our business, financial position, results of operations and liquidity more generally. Such actions may include entering into a new business activity or ceasing an existing activity, taking on substantial debt, admitting new partners, and terminating the venture. In addition, the joint venture agreements may restrict our ability to derive cash from the joint venture and affect our ability to transfer our interest in the joint venture. We may be required to provide additional capital to a joint venture if our partner defaults on its capital obligations.

We may not be able to successfully integrate the operations of companies that we acquire with our own operations or realize the anticipated benefits or operating and financial synergies of the acquisition, which could materially and adversely affect our financial condition, results of operations and business prospects.

We may not be able to successfully integrate the operations of Gentiva or other companies that we may acquire with our own operations, and we may not realize all or any of the expected benefits or operating and financial synergies of any acquisition as and when planned. Such integration will be complex, costly and time-consuming. We expect that any such integration will require significant attention from senior management and will impose substantial demands on our operations and personnel, potentially diverting attention from other important pending projects. We may be unable to realize all the operating and financial synergies that we expect as a result of an acquisition within the timeframe expected, or at all, and we may incur additional and/or unexpected costs in order to realize them. In addition, operations of Gentiva and other companies that we acquire may not have the accretive effect on our earnings or cash flows that we expect. Our expansion initiatives involve a number of risks and uncertainties that could adversely affect our operating results, disrupt our operations or expose us to additional risk if we are not able to successfully integrate operations, assets and personnel.

The difficulties and risks associated with any such integration include:

•

the possibility that we will fail to implement our business plans for the combined company, including as a result of new legislation or regulation in the healthcare industry that affects the timing or costs associated with the operations of the combined company or our integration plan;

•	possible inconsistencies in the standards, controls, procedures, policies and compensation structures of the two companies;

•	limitations prior to the consummation of an acquisition on our ability to work with management of the acquired company to develop an integration plan;

•	the increased scope and complexity of our operations;

•	the potential loss of key employees and the costs associated with our efforts to retain key employees;

•	provisions in our and an acquired company’s contracts with third parties that may limit our flexibility to take certain actions;

•	risks and limitations on our ability to consolidate corporate and administrative infrastructures of the combined companies, including integrating the information systems of such companies;

•	inability to operate acquired facilities profitably or succeed in achieving improvements in their financial performance; and

•	the possibility of unanticipated delays, costs or inefficiencies associated with the integration of operations with our own.

As a result of these difficulties and risks, we may not accomplish the integration of any acquired company’s business, including Gentiva’s business, smoothly, successfully or within our budgetary expectations and anticipated timetable. These risks are intensified with respect to the proposed acquisition of Gentiva, because we have not had the opportunity to conduct customary due diligence. Accordingly, we may fail to realize some or all of the anticipated benefits of an acquisition, such as increase in our scale, diversification, cash flows and operational efficiency and meaningful accretion to our diluted earnings per share.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. All statements regarding the contemplated acquisition of Gentiva, our expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from our expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which we are unable to predict or control, that may cause our actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in our filings with the SEC. Factors that may affect our plans, results or stock price include, without limitation:

•

the impact of healthcare reform, which will initiate significant changes to the United States healthcare system, including potential material changes to the delivery of healthcare services and the reimbursement paid for such services by the government or other third party payors, including reforms resulting from the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act (collectively, the “ACA”) or future deficit reduction measures adopted at the federal or state level. Healthcare reform is affecting each of the our businesses in some manner. Potential future efforts in the U.S. Congress to repeal, amend, modify or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on us and the healthcare industry. Due to the substantial regulatory changes that will need to be implemented by the Centers for Medicare and Medicaid Services (“CMS”) and others, and the numerous processes required to implement these reforms, we cannot predict which healthcare initiatives will be implemented at the federal or state level, the timing of any such reforms, or the effect such reforms or any other future legislation or regulation will have on our business, financial position, results of operations and liquidity,

•

the impact of final rules issued by CMS on August 1, 2012, which, among other things, will reduce Medicare reimbursement to TC hospitals in 2013 and beyond by imposing a budget neutrality adjustment and modifying the short-stay outlier rules,

•

the impact of the final rules issued by CMS in July 2011, which, among other things, significantly reduced Medicare payments to nursing centers and changed the reimbursement for the provision for group rehabilitation therapy services to Medicare beneficiaries beginning October 1, 2011,

•

the impact of the Budget Control Act of 2011 (as amended by the American Taxpayer Relief Act of 2012 (the “Taxpayer Relief Act”)) which instituted an automatic 2% reduction on each claim submitted to Medicare beginning April 1, 2013,

•

our ability to adjust to the new patient criteria for LTAC hospitals under the Pathway for SGR Reform Act of 2013, which will reduce the population of patients eligible for our hospital services and change the basis upon which we are paid,

•

the impact of the Taxpayer Relief Act which, among other things, reduces Medicare payments by an additional 25% for subsequent procedures when multiple therapy services are provided on the same day. At this time, we believe that the rules related to multiple therapy services will reduce our Medicare revenues by $25 million to $30 million on an annual basis,

•	changes in the reimbursement rates or the methods or timing of payment from third party payors, including commercial payors and the Medicare and Medicaid programs, changes arising from and related to the Medicare prospective payment system for LTAC hospitals, including potential changes in the Medicare payment rules, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and changes in Medicare and Medicaid reimbursement for our TC hospitals, nursing centers, IRFs and home health and hospice operations, and the expiration of the Medicare Part B therapy cap exception process,

•	the effects of additional legislative changes and government regulations, interpretation of regulations and changes in the nature and enforcement of regulations governing the healthcare industry,

•	the ability of our hospitals and nursing centers to adjust to medical necessity reviews,

•

the costs of defending and insuring against alleged professional liability and other claims (including those related to pending whistleblower and wage and hour class action lawsuits against us) and our ability to predict the estimated costs and reserves related to such claims, including the impact of differences in actuarial assumptions and estimates compared to eventual outcomes,

•

the impact of our significant level of indebtedness on our funding costs, operating flexibility and ability to fund ongoing operations, development capital expenditures or other strategic acquisitions with additional borrowings,

•

our ability to successfully redeploy our capital and proceeds of asset sales in pursuit of our business strategy and pursue our development activities, including through acquisitions, and successfully integrate new operations, including the realization of anticipated revenues, economies of scale, cost savings and productivity gains associated with such operations, as and when planned, including the potential impact of unanticipated issues, expenses and liabilities associated with those activities,

•	our ability to pay a dividend as, when and if declared by the board of directors, in compliance with applicable laws and our debt and other contractual arrangements,

•	the failure of our facilities to meet applicable licensure and certification requirements,

•	the further consolidation and cost containment efforts of managed care organizations and other third party payors,

•	our ability to meet our rental and debt service obligations,

•	our ability to operate pursuant to the terms of our debt obligations, and comply with our covenants thereunder, and our ability to operate pursuant to our master lease agreements with Ventas,

•

the condition of the financial markets, including volatility and weakness in the equity, capital and credit markets, which could limit the availability and terms of debt and equity financing sources to fund the requirements of our businesses, or which could negatively impact our investment portfolio,

•	our ability to control costs, particularly labor and employee benefit costs,

•	our ability to successfully reduce (by divestiture of operations or otherwise) our exposure to professional liability and other claims,

•

our obligations under various laws to self-report suspected violations of law by us to various government agencies, including any associated obligation to refund overpayments to government payors, fines and other sanctions,

•	national and regional economic, financial, business and political conditions, including their effect on the availability and cost of labor, credit, materials and other services,

•	increased operating costs due to shortages in qualified nurses, therapists and other healthcare personnel,

•	our ability to attract and retain key executives and other healthcare personnel,

•	our ability to successfully dispose of unprofitable facilities,

•

events or circumstances which could result in the impairment of an asset or other charges, such as the impact of the Medicare reimbursement regulations that resulted in us recording significant impairment charges in the last three fiscal years,

•	changes in generally accepted accounting principles or practices, and changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters),

•	our ability to maintain an effective system of internal control over financial reporting,

•	our ability to realize the anticipated operating and financial synergies from the Gentiva acquisition,

•	the uncertainties as to whether Gentiva or any other companies that we acquire will have the accretive effect on our earnings or cash flows that we expect, and

•	the outcome of the Tender Offer and/or the proposed acquisition of Gentiva, including our ability to realize the strategic rationale behind the Gentiva acquisition.

Many of these factors are beyond our control. We caution you that any forward-looking statements made by us are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

You should carefully consider the risks that are described in the “Risk Factors” section, as well as other risks and uncertainties described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as such discussion may be amended or updated in other reports filed by us with the SEC, before making any investment decision with respect to our securities. If any of these trends, risks, assumptions or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $204.1 million, after deducting estimated underwriting discounts and commissions and offering expenses. We intend to use the net proceeds of this offering to finance our proposed acquisition of Gentiva, if it is completed. If the net proceeds from this offering are insufficient to fully pay the acquisition consideration, we will fund the balance using a combination of cash on hand, borrowing under our existing credit facilities and other forms of financing. If we do not acquire Gentiva, we intend to use the net proceeds of this offering to finance other potential acquisitions or for general corporate purposes including paying down our existing indebtedness. Pending use, the net proceeds may be invested temporarily in short-term marketable securities. Our management will have broad discretion in the application of the net proceeds, and the purposes for which the net proceeds are used may change from those described above.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “KND.” The following table sets forth on a per share basis the high and low sale prices for our common stock as reported on the New York Stock Exchange during the periods indicated.

	Share Price Range
	High	Low
2014
Second Quarter (through June 19)	$26.81	$21.74
First Quarter	$23.57	$17.59
2013
Fourth Quarter	$20.51	$13.13
Third Quarter	$16.63	$12.50
Second Quarter	$14.49	$9.75
First Quarter	$11.74	$10.21
2012
Fourth Quarter	$12.13	$9.68
Third Quarter	$12.76	$8.80
Second Quarter	$10.87	$7.60
First Quarter	$13.62	$8.63

DIVIDEND POLICY

Our existing credit facilities and the indenture governing the 6.375% senior notes due 2022 contain covenants that limit, among other things, our ability to pay dividends. Any determination to pay dividends in the future will be dependent upon our results of operations, financial position, our liquidity needs, compliance with our existing credit facilities and the indenture governing the 6.375% senior notes due 2022, restrictions imposed by applicable laws and other factors deemed relevant by our board of directors.

Under the terms of the 6.375% senior notes due 2022, we may pay dividends pursuant to specified exceptions including, but not limited to, the payment of a dividend on common stock of up to $30 million in any calendar year (with any unused amounts carried over to succeeding fiscal years but subject to a maximum of $60 million in any calendar year). Under our existing credit facilities, we may also pay dividends pursuant to specified exceptions, including, but not limited to, the payment of a dividend on common stock of up to $30 million in any fiscal year (with any unused amounts carried over only to the immediately succeeding fiscal year). See “Note 13—Subsequent Event” of the notes to condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

On August 5, 2013, we announced that our board of directors had approved the initiation of a quarterly cash dividend to our stockholders. Since the third quarter of 2013, we have paid a regular quarterly dividend of $0.12 per share of our common stock. Future declarations of quarterly dividends will be subject to the approval of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Refinancing (as defined below), which we completed after March 31, 2014; and

•

on an as adjusted pro forma basis to give effect to the Refinancing and to the receipt of net proceeds from this offering of approximately $204.1 million, after deducting estimated underwriting discounts and commissions and offering expenses (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock).

The “Refinancing” refers to the refinancing of substantially all our existing debt, which closed on April 9, 2014. In the Refinancing, we (a) issued $500 million aggregate principal amount of the 6.375% senior notes due 2022, (b) amended our principal credit facilities and increased our outstanding drawings under the term loan facility by $212.5 million and (c) redeemed in full $550 million of 8.25% senior notes due 2019. The Refinancing is described more fully in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and in our Current Report on Form 8-K filed with the SEC on April 14, 2014, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

You should read this information together with “Summary—Summary Consolidated Financial Information” and our historical consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2014
	Actual	Pro Forma	As Adjusted Pro Forma
	(in thousands)
Cash and cash equivalents	$49,048	$49,048	$253,114

Long-term debt (including current portion of long-term debt):
Prior ABL Facility	339,000	—	—
New ABL Facility(1)	—	258,715	258,715
Prior Term Loan Facility(2)	775,589	—	—
New Term Loan Facility(3)	—	992,883	992,883
8.25% Senior Notes due 2019	550,000	—	—
6.375% Senior Notes due 2022	—	500,000	500,000
Other(4)	4,225	4,225	4,225

Total long-term debt (including current portion of long-term debt)	1,668,814	1,755,823	1,755,823
Total equity(5)	1,125,901	1,125,901	1,329,967
Total capitalization	$2,794,715	$2,881,724	$3,085,790

(1)	Pro forma available borrowings, after giving effect to approximately $7.1 million of letters of credit outstanding on March 31, 2014, are approximately $385.1 million at March 31, 2014 on a limited borrowing base capacity of $650.9 million.
(2)	Includes original issue discount of $6.0 million.
(3)	Includes original issue discount of $7.1 million.
(4)	Other debt consists primarily of a bank note on a medical office building.
(5)	Pro forma total equity does not reflect a net loss of approximately $35 million on the extinguishment of debt in the Refinancing.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences generally applicable to the ownership and disposition of our common stock by a “non-U.S. holder” (as defined below) as of the date of this prospectus supplement. Except where noted, this summary deals only with shares of our common stock that are held as capital assets (generally, investment property) by a non-U.S. holder who purchases our common stock in this offering. A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity or an arrangement treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	any other person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock.

This discussion does not cover all aspects of U.S. federal income and estate tax consequences that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, persons that hold more than 5% of our common stock, controlled foreign corporations, passive foreign investment companies, certain U.S. expatriates or persons otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”).

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, potentially on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with non-U.S., state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances.

If a partnership (or other entity or an arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. Holder’s investment, up to such holder’s tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to withholding of U.S. federal tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, U.S. federal tax will generally be required to be withheld at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•

you have furnished to the applicable U.S. withholding agent a valid Internal Revenue Service (“IRS”) Form W-8BEN, Form W-8 BEN-E or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments, and

•

in the case of actual or constructive dividends paid to a non-U.S. entity after June 30, 2014, you or the non-U.S. entity, if required, have provided the applicable U.S. withholding agent with certain information with respect to the entity’s direct and indirect U.S. owners, and, if you are or hold our common stock through a non-U.S. financial institution, such institution (i) has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution), (ii) qualifies for an exception from the requirement to enter into such an agreement or (iii) complies with the terms of an applicable intergovernmental agreement between the U.S. government and the jurisdiction in which such foreign financial institution is organized, is resident or operates, as the case may be.

A non-U.S. holder of our common stock eligible for a reduced rate of withholding of U.S. federal tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our common stock.

Gain on Sale or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of our common stock unless you are an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met. If you are such an individual, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States).

In the case of the sale or disposition of our common stock after December 31, 2016, you may be subject to a 30% withholding of U.S. federal income tax on the gross proceeds of the sale or disposition (including any distribution on our common stock that is treated as a return of your investment or capital gain) unless the requirements described in the last bullet point above under “—Dividends” are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in our common stock and the potential for a refund or credit in the case of any withholding tax.

Federal Estate Tax

Our common stock held by an individual who is not a citizen of the United States or a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to you the amount of dividends paid to you and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty, exchange of information treaty or other agreement.

You will be subject to backup withholding for dividends paid to you unless you certify under penalty of perjury that you are not a “United States person” as defined in the Code, and the payor does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless you certify under penalty of perjury that you are not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. federal income tax liability, and may entitle you to a refund, provided the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	4,500,000
Morgan Stanley & Co. LLC.	2,700,000
PNC Capital Markets LLC	900,000
Wells Fargo Securities, LLC	900,000

Total	9,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.57 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,350,000 additional shares at the public offering price less the underwriting discount, after taking into account any accrued and unpaid dividends. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and our officers and directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC and subject to certain exceptions, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on the New York Stock Exchange under the symbol “KND.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Kindred Healthcare, Inc.
	No Exercise	Full Exercise
Per share	$1.009375	$1.009375
Total	$9,084,375	$10,447,031

We estimate that our portion of the total expenses of this offering will be $600,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our term loan facility and ABL facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Citigroup Global Markets Inc. is providing financial advisory services to us in connection with the proposed acquisition of Gentiva.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus supplement, nor the accompanying prospectus nor any other offering material relating to the shares described in this prospectus supplement and the accompanying prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement, nor the accompanying prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement and the accompanying prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP, New York, New York is passing upon the validity of our common stock sold in this offering. Gibson, Dunn & Crutcher LLP, New York, New York is passing upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to Kindred Healthcare, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RehabCare Group, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, incorporated in this prospectus supplement by reference to Kindred Healthcare, Inc.’s Current Report on Form 8-K filed on October 4, 2011, have been incorporated by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, which report appears in Kindred Healthcare, Inc.’s Current Report on Form 8-K dated October 4, 2011, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The audit report covering the December 31, 2010 consolidated financial statements of RehabCare Group, Inc. refers to the adoption of FASB Financial Accounting Standards No. 141(R), Business Combinations (included in FASB ASC Topic 805, Business Combinations), as of January 1, 2009.

PROSPECTUS

Kindred Healthcare, Inc.

Common Stock

We or selling stockholders may offer and sell from time to time, together or separately, shares of our common stock, par value $0.25 per share, in amounts, at prices and on other terms to be determined at the time of the offering and to be described in an accompanying prospectus supplement.

In the case of an offering by a selling stockholder, the applicable prospectus supplement will include the identity of, and specific information required with respect to, any selling stockholder. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and each related prospectus supplement carefully before you invest. This prospectus may not be used to sell our common stock unless accompanied by a prospectus supplement.

We or the selling stockholders may offer and sell our common stock through one or more underwriters, dealers or agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. We provide more information about how the shares may be offered and sold in the section entitled “Plan of Distribution” beginning on page 4. The prospectus supplement for each offering of our common stock will describe in detail the plan of distribution for that offering.

Our common stock is listed on the New York Stock Exchange under the symbol “KND.” On June 13, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $25.50 per share.

Investing in our common stock involves risks. You should read the “Risk Factors” section on page 1 of this prospectus and carefully consider the discussion of risks and uncertainties described under the heading “Risk Factors” in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus dated June 16, 2014

We and any selling stockholders are responsible for the information contained and incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus prepared by us or on behalf of us. Neither we nor any selling stockholders have authorized anyone to give you any other information, and we or any selling stockholders take no responsibility for any other information that others may give you. We and any selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing an automatic shelf registration process. Under this shelf process, we or any selling stockholders may periodically sell the securities described in this prospectus in one or more offerings. This prospectus provides a general description of our common stock that we or any selling stockholders may offer. Each time we or any selling stockholders offer securities, we or any selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information, including information about us, contained in this prospectus. Therefore, before making your investment decision, you should carefully read both this prospectus and any prospectus supplement together with the documents referred to in “Where You Can Find More Information.”

References to “we,” “us,” “our,” the “Company” and “Kindred” are references to Kindred Healthcare, Inc. and its consolidated subsidiaries, unless it is clear from the context that we mean only Kindred Healthcare, Inc.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference contain statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. All statements regarding our expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from our expectations as a result of a variety of factors. Such forward-looking statements are based upon

i

management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which we are unable to predict or control, that may cause our actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors detailed from time to time in our filings with the SEC.

We caution you that any forward-looking statements made by us are not guarantees of future performance. You should keep in mind that any forward-looking statement we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in a prospectus supplement and the documents incorporated by reference, may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty, and do not intend, to update or revise the forward-looking statements we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere might not occur.

ii

KINDRED HEALTHCARE, INC.

Kindred Healthcare, Inc. is a healthcare services company that through its subsidiaries operates transitional care (“TC”) hospitals, inpatient rehabilitation hospitals (“IRFs”), nursing centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States.

We are organized into four operating divisions: the hospital division, the nursing center division, the rehabilitation division and the care management division.

The hospital division operates TC hospitals and IRFs. The nursing center division operates nursing centers and assisted living facilities. The rehabilitation division provides rehabilitation services primarily in hospitals and long-term care settings. The care management division primarily provides home health, hospice and private duty services to patients in a variety of settings, including homes, nursing centers and other residential settings. We believe that the independent focus of each division on the unique aspects of its business enhances its ability to improve the quality of its operations and achieve operating efficiencies.

Based upon the authoritative accounting guidance for business segments, our operating divisions represent five reportable operating segments: (1) hospitals, (2) nursing centers, (3) skilled nursing rehabilitation services (“SRS”), (4) hospital rehabilitation services (“HRS”) and (5) home health and hospice services. The SRS and HRS operating segments are both contained within the rehabilitation division, while home health and hospice services are contained within the care management division.

All financial and statistical information presented or incorporated by reference in this offering memorandum reflects the continuing operations of our businesses for all periods presented unless otherwise indicated.

Kindred Healthcare, Inc. is headquartered in Louisville, Kentucky and was incorporated in 1998. Our principal office is located at 680 South Fourth Street, Louisville, Kentucky 40202, and our telephone number is (502) 596-7300. Our website is www. kindredhealthcare.com. Our website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website is not incorporated by reference into this prospectus and any applicable prospectus supplement and should not be considered to be a part of this prospectus or any applicable prospectus supplement.

RISK FACTORS

Investing in our common stock involves risks. Before deciding to invest in our common stock, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in any applicable prospectus supplement and in the documents that are incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” on page 7.

USE OF PROCEEDS

Except as otherwise set forth in a prospectus supplement, we intend to use the net proceeds from any sale of our common stock by this prospectus for our general corporate purposes. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from any sale of our common stock by a selling stockholder.

DESCRIPTION OF COMMON STOCK

The description below summarizes the general terms of our common stock. This section is a summary, and it does not describe every aspect of our common stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “By-Laws”), each as may be amended from time to time.

Authorized Shares

The Company is authorized to issue a total of 175,000,000 shares of common stock with 25 cent ($0.25) par value per share. As of May 31, 2014, there were 54,788,575 shares of common stock outstanding. The issued and outstanding shares of common stock are, and any shares of common stock issuable under the stock option plans or upon the exercise of any warrants for common stock will be, duly authorized, validly issued, fully paid and non-assessable.

Dividends

Holders of common stock are entitled to receive ratably such dividends as may be declared by the Company’s board of directors out of funds legally available therefor. We are subject to certain limitations on the declaration and payment of dividends, other than stock dividends, pursuant to the terms of our outstanding indebtedness.

Voting

Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders.

Rights Upon Liquidation, Dissolution or Winding Up

In the event of a liquidation, dissolution or winding up of the Company, holders of common stock would have the right to a ratable portion of assets remaining after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock will have no preemptive rights.

Listing

Our common stock is quoted on the New York Stock Exchange under the ticker symbol “KND.”

Transfer Agent and Registrar

The registrar and transfer agent for the common stock is Computershare, 250 Royall Street, Canton, Massachusetts 02021, (800) 736-3001.

Certain Restrictions

In order to help ensure that Ventas, Inc. (“Ventas”), a former affiliate of the Company, continues to meet the requirements for treatment as a real estate investment trust, the Certificate of Incorporation contains a provision prohibiting Tenet Healthcare Corporation and its successors (“Tenet”) from beneficially owning, directly or indirectly (including by application of certain attribution rules under the Internal Revenue Code), shares of our common stock in excess of the existing holder limit set forth in the Certificate of Incorporation for so long as Tenet remains a significant shareholder in Ventas. Any shares of our common stock beneficially owned by Tenet in excess of such existing holder limit, including shares beneficially owned by persons that are or become related to Tenet under the attribution rules, will be designated as “excess stock” and treated as described in the

Certificate of Incorporation. The certificates evidencing our common stock contain a legend referencing the above restriction. In addition, if we engage in an “Accretive Transaction” (as defined in the Certificate of Incorporation), we will purchase from Ventas such number of shares as are necessary to prevent Ventas from beneficially owning in excess of 9.9% of the Company after giving effect to such Accretive Transaction.

The Certificate of Incorporation also states that we may not issue nonvoting equity securities to the extent prohibited by Section 1123(6)(a) of Chapter 11 of Title 11 of the United States Code.

Certain Statutory Provisions

In the Certificate of Incorporation, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law (“DGCL”). Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. By opting out of Section 203 of the DGCL, a stockholder that becomes an interested stockholder will be able to engage in a business combination transaction with us without prior board approval.

PLAN OF DISTRIBUTION

We or the selling stockholders may offer and sell from time to time, together or separately, shares of our common stock covered by this prospectus in one or more or any combination of the following transactions:

•	on the New York Stock Exchange, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and

•	through any other method permitted by applicable law.

We or the selling stockholders may sell our common stock at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of our common stock from time to time will be determined by us or the selling stockholders, as applicable, and, at the time of the determination, may be higher or lower than the market price of our common stock on the New York Stock Exchange or any other exchange or market.

Our common stock may be offered to the public, from time to time, through broker-dealers acting as agent or principal, including through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time. The underwriters will be obligated to purchase all of the offered shares if they purchase any of the offered shares.

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholders, as applicable, or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell our common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and the selling stockholders each may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of our common stock, including liabilities arising under the Securities Act.

At any time a particular offer of shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus or prospectus supplement. Any such required prospectus or prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of our common stock covered by this prospectus.

To facilitate the offering of shares covered by this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments or short sales of our common stock, which involve the sale by persons participating in the offering of more common stock than we or the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing our common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

In the ordinary course of their business activities, any underwriter, broker-dealer or agent and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and other instruments. Any underwriter, broker-dealer or agent and their respective affiliates may also engage in transactions with or perform services for us or provide other types of financing to us in the ordinary course of their business.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

To comply with applicable state securities laws, our common stock covered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, our common stock may not be sold in some states absent registration or pursuant to an exemption from applicable state securities laws.

VALIDITY OF THE SECURITIES

The validity of our common stock described in this prospectus will be passed upon for Kindred Healthcare, Inc. by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. The validity of our common stock described in this prospectus will be passed upon for any underwriters or agents, as the case may be, by counsel identified in the prospectus supplement with respect to any offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Kindred Healthcare, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of RehabCare Group, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, incorporated in this prospectus by reference to Kindred Healthcare, Inc.’s Current Report on Form 8-K filed on October 4, 2011, have been incorporated by reference in reliance upon the report of KPMG LLP, independent registered public accounting firm, which report appears in Kindred Healthcare, Inc.’s Current Report on Form 8-K dated October 4, 2011, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The audit report covering the December 31, 2010 consolidated financial statements of RehabCare Group, Inc. refers to the adoption of FASB Financial Accounting Standard No. 141(R), Business Combinations (included in FASB ASC Topic 805, Business Combinations), as of January 1, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus and any applicable prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 28, 2014;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 9, 2014;

•

portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2014 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2013;

•

our Current Reports on Form 8-K filed with the SEC on October 4, 2011 (Exhibits 99.3 and 99.4 only), January 2, 2014, January 16, 2014, February 4, 2014, February 21, 2014 (Item 8.01 and Exhibit 99.2 only), March 26, 2014, March 27, 2014, March 28, 2014, April 14, 2014 (excluding Item 7.01 and Exhibit 99.1), April 17, 2014, May 8, 2014 (Item 8.01 and Exhibit 99.2 only), May 15, 2014 (Item 8.01 and Exhibit 99.1 only), May 23, 2014, June 3, 2014 and June 16, 2014; and

•	the description of our common stock contained in our Current Report on Form 8-K filed with the SEC on June 16, 2014.

You may request a copy of these filings at no cost, by writing or calling us at the following address: 680 South Fourth Street, Louisville, Kentucky 40202, Telephone: (502) 596-7300, Attention: Investor Relations.

9,000,000 Shares

Kindred Healthcare, Inc.

Common Stock

PROSPECTUS  SUPPLEMENT

June 19, 2014

Joint Book-Running Managers

Citigroup

Morgan Stanley

Co-Managers

PNC Capital Markets LLC

Wells Fargo Securities